Exhibit 99.1

Itaú Unibanco Holding S.a.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

ANNOUNCEMENT TO THE MARKET

Itaú Unibanco Holding S.A.

Results for the 1st quarter of 2018

Itaú Unibanco Holding S.A. (“Company”) announces to its shareholders and the market at large that the Complete Financial Statements and the Management Discussion and Analysis for the 1st quarter of 2018 ending March 31, 2018 are already available at the Investor Relations website (www.itau.com.br/investor-relations).

Conference calls will be held with research analysts on Wednesday, May 2 in English at 10:00 a.m. (Brasília time) and in Portuguese at 11:30 a.m. (Brasília time).

Please find below the Executive Summary for the 1st quarter of 2018.

São Paulo – SP, May 1, 2018.

Alexsandro Broedel

Group Executive Finance Director and Investor Relations Officer

Management Discussion & Analysis	Executive Summary

Managerial Income Statement

As from the first quarter of 2018, we have started to present Citibank’s operations in Brazil line by line in our managerial income statement.

For comparison purposes, we reprocessed the fourth quarter of 2017 to also present Citibank’s operations in Brazil in all lines of our managerial income statement (previously presented on a specific line).

As from the second quarter of 2016, Itaú CorpBanca, the company resulting from the merger between Banco Itaú Chile and CorpBanca, has been consolidated in our financial statements, as we are the controlling stockholder of the new bank.

In order to allow comparison with previous periods, historical pro forma data of the combined results of Itaú Unibanco and CorpBanca for the periods before the second quarter of 2016 are presented in this Management Discussion & Analysis report.

Highlights

We present below pro forma information and indicators of Itaú Unibanco in order to allow analysis on the same basis of comparison.

In R$ millions (except where indicated), end of period	1Q18	4Q17	1Q17
Results
Recurring Net Income	6,419	6,280	6,176
Operating Revenues (1)	27,426	27,839	27,266
Managerial Financial Margin (2)	16,999	16,941	17,415

Performance
Recurring Return on Average Equity – Annualized (3)	22.2%	21.9%	22.0%
Recurring Return on Average Assets – Annualized (4)	1.7%	1.7%	1.7%
Nonperforming Loans Ratio (90 days overdue) - Total	3.1%	3.1%	3.4%
Nonperforming Loans Ratio (90 days overdue) - Brazil	3.7%	3.7%	4.2%
Nonperforming Loans Ratio (90 days overdue) - Latin America	1.6%	1.5%	1.3%
Coverage Ratio (Total Allowance/NPL 90 days overdue) (5)	236%	245%	231%
Efficiency Ratio (ER) (6)	45.9%	49.2%	43.6%
Risk-Adjusted Efficiency Ratio (RAER) (6)	60.8%	65.7%	64.5%

Highlights
Recurring Net Income per Share (R$) (7)	0.99	0.97	0.95
Net Income per Share (R$) (7)	0.97	0.90	0.93
Number of Outstanding Shares at the end of period – in thousands	6,487,678	6,464,631	6,524,604
Book Value per Share (R$)	18.27	19.63	17.61
Dividends and Interest on Own Capital net of Taxes (8)	2,247	6,119	2,470
Market Capitalization (9)	333,596	275,523	249,631
Market Capitalization (9) (US$ million)	100,366	83,290	78,788

Balance Sheet
Total Assets	1,524,354	1,503,503	1,413,269
Total Credit Portfolio, including Financial Guarantees Provided and Corporate Securities	601,056	600,089	586,998
Deposits + Debentures + Securities + Borrowings and Onlending (10)	664,674	663,748	640,842
Loan Portfolio/Funding (10)	74.5%	74.4%	74.6%
Stockholders' Equity	118,511	126,924	114,897
Solvency Ratio - Prudential Conglomerate (BIS Ratio)	16.6%	18.8%	18.1%
Common Equity Tier I	14.5%	16.2%	15.4%
Estimated BIS III (Common Equity Tier I) (11)	14.4%	15.5%	14.4%

Other
Assets Under Administration	1,026,534	969,858	863,494
Total Number of Employees	99,618	99,332	94,955
Brazil	85,843	85,537	81,219
Abroad	13,775	13,795	13,736
Branches and CSBs – Client Service Branches	4,976	4,981	5,005
ATM – Automated Teller Machines (12)	47,086	46,965	46,407

Note: (1) Operating Revenues are the sum of Managerial Financial Margin, Commissions and Fees, Other Operating Income and Result from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses; (2) Detailed on Managerial Financial Margin section; (3) Annualized Return was calculated by dividing Net Income by Average Stockholders’ Equity. The quotient was multiplied by the number of periods in the year to derive the annualized rate. The calculation bases of returns were adjusted by the amount of dividends that has not yet been approved at shareholders’ or Board meetings, proposed after the balance sheet closing date; (4) Return was calculated by dividing Recurring Net Income by Average Assets; (5) Includes the balance of allowance for financial guarantees provided; (6) For further details on the calculation methodologies of both Efficiency and Risk-Adjusted Efficiency ratios, please refer to Non-Interest Expenses section; (7) Calculated based on the weighted average number of outstanding shares for the period; (08) Interest on own capital. Amounts paid/provisioned, declared and reserved in stockholders’ equity; (09) Total number of outstanding shares (common and non-voting shares) multiplied by the average price of the non-voting share on the last trading day in the period; (10) As detailed on the Balance section; (11) Takes into consideration the schedule anticipation impacts; (12) Includes ESBs (electronic service branches) and service points at third parties’ locations and Banco24Horas ATMs.

Itaú Unibanco Holding S.A.	05

Management Discussion & Analysis	Executive Summary

Net Income and Recurring Net Income

Our recurring net income totaled R$6,419 million in the first quarter of 2018 as a result of the elimination of non-recurring events, which are presented in the table below, when compared to net income of R$6,280 million for the period.

Non-Recurring Events Net of Tax Effects

In R$ millions	1Q18	4Q17	1Q17
Recurring Net Income	6,419	6,280	6,176
Non-Recurring Events	(139)	(459)	(123)

Impairment	(92)	(7)	-
∟ Adjustment to reflect the realization value of certain assets related to technology
Goodwill Amortization	(146)	(135)	(125)
∟ Effect from the amortization of goodwill generated by acquisitions made by the conglomerate
Tax Contingencies and Legal Liabilities	2	(184)	-
∟ Mainly effects of our adherence to the program for the settlement or installment payment of federal, state and municipal taxes
Contingencies Provision	97	0	(18)
∟ Provisions for tax and social security lawsuits and losses arising from economic plans in effect in Brazil during the 1980's and early 1990's
Integration of Citibank	-	(277)	-
∟ Provisions Expenses for Citibank integration
Liability Adequacy Test	-	145	20
∟ Adjustment of technical provisions as a result from the liability adequacy test

Net Income	6,280	5,821	6,052

Note: The impacts of the non-recurring events, described above, are net of tax effects – further details are presented in Note 22-K of the Financial Statements.

Managerial Income Statement

In this report, we apply the managerial results consolidation criteria, which only affects the breakdown of our income statement and not the bottom line. Additionally, we adjust the tax effects of the hedge of investments abroad - originally accounted for as tax expenses (PIS and COFINS) and income tax and social contribution on net income and then reclassified to the financial margin - and non-recurring events. These reclassifications enable us to carry out analyses from the management viewpoint of our businesses and are shown in "Accounting and Managerial Statements Reconciliation", on the next page of this report.

Our strategy for foreign exchange risk management of the capital invested abroad is aimed at mitigating, through financial instruments, the effects from foreign exchange variations and takes into consideration the impact of all tax effects. We present below the foreign exchange variation of the Brazilian real:

Itaú Unibanco Holding S.A.	06

Management Discussion & Analysis	Executive Summary

Accounting and Managerial Statements Reconciliation

Accounting and Managerial Income Statements reconciliation for the past two quarters is presented below.

Accounting and Managerial Statements Reconciliation | 1st quarter of 2018

In R$ millions	Accounting	Non-recurring Events	Tax Effect of Hedge	Managerial Reclassifications	Managerial
Operating Revenues	26,823	2	415	186	27,426
Managerial Financial Margin	15,898	2	415	684	16,999
Financial Margin with Clients	14,551	2	-	708	15,261
Financial Margin with the Market	1,347	-	415	(24)	1,738
Commissions and Fees	9,305	-	-	(777)	8,528
Result from Insurance, Pension Plan and Premium Bonds Operations Before Retained Claims and Selling Expenses	1,178	-	-	720	1,898
Other Operating Income	244	-	-	(244)	-
Equity in Earnings of Affiliates and Other Investments	136	-	-	(136)	-
Non-operating Income	63	-	-	(63)	-
Cost of Credit	(3,135)	-	-	(652)	(3,788)
Provision for Loan Losses	(3,911)	-	-	(200)	(4,111)
Impairment	-	-	-	(187)	(187)
Discounts Granted	-	-	-	(284)	(284)
Recovery of Loans Written Off as Losses	776	-	-	19	795
Retained Claims	(279)	-	-	-	(279)
Other Operating Expenses	(14,009)	266	(33)	393	(13,382)
Non-interest Expenses	(12,335)	266	-	392	(11,676)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,657)	-	(33)	1	(1,689)
Insurance Selling Expenses	(17)	-	-	-	(17)
Income before Tax and Profit Sharing	9,399	268	383	(73)	9,977
Income Tax and Social Contribution	(3,085)	(23)	(383)	29	(3,462)
Profit Sharing Management Members - Statutory	(44)	-	-	44	-
Minority Interests	11	(106)	-	-	(96)
Net Income	6,280	139	-	-	6,419

Accounting and Managerial Statements Reconciliation | 4th quarter of 2017

In R$ millions	Accounting	Non-recurring Events	Tax Effect of Hedge	Managerial Reclassifications	Managerial
Operating Revenues	24,691	459	2,214	476	27,839
Managerial Financial Margin	13,749	(157)	2,214	1,134	16,941
Financial Margin with Clients	14,526	(157)	-	1,134	15,503
Financial Margin with the Market	(776)	-	2,214	-	1,437
Commissions and Fees	9,463	-	-	(688)	8,775
Result from Insurance, Pension Plan and Premium Bonds Operations Before Retained Claims and Selling Expenses	1,768	(276)	-	631	2,123
Other Operating Income	(526)	891	-	(365)	-
Equity in Earnings of Affiliates and Other Investments	198	-	-	(198)	-
Non-operating Income	38	-	-	(38)	-
Cost of Credit	(3,250)	-	-	(1,007)	(4,257)
Provision for Loan Losses	(4,205)	-	-	(278)	(4,483)
Impairment	-	-	-	(282)	(282)
Discounts Granted	-	-	-	(336)	(336)
Recovery of Loans Written Off as Losses	955	-	-	(111)	844
Retained Claims	(291)	-	-	(83)	(373)
Other Operating Expenses	(15,471)	790	(225)	553	(14,353)
Non-interest Expenses	(14,004)	777	-	552	(12,675)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,428)	13	(225)	1	(1,639)
Insurance Selling Expenses	(39)	-	-	-	(39)
Income before Tax and Profit Sharing	5,679	1,248	1,989	(61)	8,855
Income Tax and Social Contribution	39	(688)	(1,989)	(28)	(2,666)
Profit Sharing Management Members - Statutory	(89)	-	-	89	-
Minority Interests	193	(101)	-	-	92
Net Income	5,821	459	-	-	6,280

Itaú Unibanco Holding S.A.	07

Management Discussion & Analysis	Executive Summary

1st quarter of 2018 Income Statement

Operating Revenues Perspective

The Operating Revenues is composed by the sum of the main accounts in which revenues from banking, insurance, pension plan and premium bonds operations are recorded.

In R$ millions	1Q18	4Q17	Δ	1Q17	Δ
Operating Revenues	27,426	27,839	-1.5%	27,266	0.6%
Managerial Financial Margin	16,999	16,941	0.3%	17,415	-2.4%
Financial Margin with Clients	15,261	15,503	-1.6%	15,547	-1.8%
Financial Margin with the Market	1,738	1,437	20.9%	1,868	-7.0%
Commissions and Fees	8,528	8,775	-2.8%	7,844	8.7%
Result from Insurance, Pension Plan and Premium Bonds Operations Before Retained Claims and Selling Expenses	1,898	2,123	-10.6%	2,007	-5.4%
Cost of Credit	(3,788)	(4,257)	-11.0%	(5,281)	-28.3%
Provision for Loan Losses	(4,111)	(4,483)	-8.3%	(5,392)	-23.8%
Impairment	(187)	(282)	-33.7%	(444)	-57.9%
Discounts Granted	(284)	(336)	-15.4%	(293)	-3.1%
Recovery of Loans Written Off as Losses	795	844	-5.8%	849	-6.3%
Retained Claims	(279)	(373)	-25.1%	(321)	-12.9%
Other Operating Expenses	(13,382)	(14,353)	-6.8%	(12,694)	5.4%
Non-interest Expenses	(11,676)	(12,675)	-7.9%	(11,001)	6.1%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,689)	(1,639)	3.0%	(1,604)	5.3%
Insurance Selling Expenses	(17)	(39)	-56.3%	(89)	-80.8%
Income before Tax and Minority Interests	9,977	8,855	12.7%	8,970	11.2%
Income Tax and Social Contribution	(3,462)	(2,666)	29.8%	(2,767)	25.1%
Minority Interests in Subsidiaries	(96)	92	-204.7%	(27)	250.8%
Recurring Net Income	6,419	6,280	2.2%	6,176	3.9%

Managerial Financial Margin Perspective

In R$ millions	1Q18	4Q17	Δ	1Q17	Δ
Managerial Financial Margin	16,999	16,941	0.3%	17,415	-2.4%
Financial Margin with Clients	15,261	15,503	-1.6%	15,547	-1.8%
Financial Margin with the Market	1,738	1,437	20.9%	1,868	-7.0%
Cost of Credit	(3,788)	(4,257)	-11.0%	(5,281)	-28.3%
Provision for Loan Losses	(4,111)	(4,483)	-8.3%	(5,392)	-23.8%
Impairment	(187)	(282)	-33.7%	(444)	-57.9%
Discounts Granted	(284)	(336)	-15.4%	(293)	-3.1%
Recovery of Loans Written Off as Losses	795	844	-5.8%	849	-6.3%
Net Result from Financial Operations	13,212	12,684	4.2%	12,134	8.9%
Other Operating Income/(Expenses)	(3,235)	(3,829)	-15.5%	(3,164)	2.2%
Commissions and Fees	8,528	8,775	-2.8%	7,844	8.7%
Result from Insurance, Pension Plan and Premium Bonds Operations	1,602	1,711	-6.4%	1,597	0.3%
Non-interest Expenses	(11,676)	(12,675)	-7.9%	(11,001)	6.1%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,689)	(1,639)	3.0%	(1,604)	5.3%
Income before Tax and Minority Interests	9,977	8,855	12.7%	8,970	11.2%
Income Tax and Social Contribution	(3,462)	(2,666)	29.8%	(2,767)	25.1%
Minority Interests in Subsidiaries	(96)	92	-204.7%	(27)	250.8%
Recurring Net Income	6,419	6,280	2.2%	6,176	3.9%

Itaú Unibanco Holding S.A.	08

Management Discussion & Analysis	Executive Summary

Medium and Long-Term Strategic Agenda

Corporate Governance and Sustainability

permeate all efforts on our key strategic objectives

Commitment to permanently improve corporate governance plays a vital role in protecting stakeholders’ interests.

We incorporate sustainability into our strategy through a consolidated governance structure that is integrated with our business, thus making environmental and social issues part of our everyday activities, by incorporating variables on these issues into diverse processes, such as credit granting, investments, insurance activities, contracting of suppliers, and wealth management. We aim at creating a virtuous cycle on the path towards sustainable performance, which can only be met by collaborative work involving our main stakeholders: employees; clients; shareholders and society.

Itaú Unibanco Holding S.A.	09

Management Discussion & Analysis	Executive Summary

Results

Highlights in the quarter:

•	Managerial Financial Margin with Clients

▼ 1.6% mainly driven by the negative effect of lower number of calendar days in this quarter.

•	Cost of Credit

▼ 11.0% mainly driven by a lower provision for loan losses, which decreased R$372 million in the quarter, mainly concentrated in retail banking segment in Brazil and in Latin America due to higher provision made for large companies in Chile in the previous quarter.

•	Non-interest expenses

▼ 7.9% mainly driven by (i) the decrease in personnel expenses, mainly due to the lower level of employee terminations and labor claims and (ii) decrease in administrative expenses, due to lower expenses on third-party services, data processing, telecommunications and advertising, which are seasonally lower in the first quarter.

•	Income before Tax and Minority Interests

▲ 12.7% while the net income increased 2.2% in the quarter. This was due to the collection of taxes at a rate of 45% and the recognition of deferred tax assets occurs at a rate of 40%, in line with the current legislation.

Events in the quarter

Perpetual Subordinated Notes

The perpetual subordinated notes issued in December 2017 in the principal amount of US$1.25 billion were approved by the Central Bank of Brazil to be considered as Additional Tier I Capital.

In accordance with the Announcement to the Market of March 12, 2018, we issued perpetual subordinated notes in the principal amount of US$750 million, at a fixed rate of 6.5%, which will be applicable until the fifth anniversary of the date of issue. Thereafter, the coupon will be reset every five years based on the prevailing rate for U.S. Treasury bonds for the same period. This issuance is still pending approval by the Central Bank of Brazil to be considered as Additional Tier I Capital.

Both notes may be repurchased on the fifth anniversary of the date of issue or on any subsequent interest payment date, subject to prior approval from Brazilian authorities, including the Central Bank of Brazil.

Economic Plans

On March 1, 2018, the Federal Supreme Court (STF) approved the agreement between the Brazilian Federation of Banks (FEBRABAN ) and savers representatives in connection with the economic plans Bresser of 1987, Verão of 1989 and Collor 2 of 1991. This agreement establishes that banks should pay on demand clients who have the right to reimbursement of up to R$5,000; for higher amounts, payments will be made over a four-year period.

Regardless of the amount involved, Itaú decided to make a single payment to all savers who claimed the reimbursement and fully adhered to all steps of the agreement, provided they are Itaú’s account holders and indicate the bank to receive the amounts. For further information, please access: www.itau.com.br/planos-economicos/.

Itaú Unibanco Holding S.A.	10

Management Discussion & Analysis	Executive Summary

Highlights in 1Q18

The decrease in the managerial financial margin with clients was mainly driven by the negative effect of the lower number of calendar days in this quarter. The negative effect of the interbank deposit rate decrease in our liabilities margin, working capital and also the spreads decrease were offset by the positive mix of products effect.

The increase in our financial margin with the market in the quarter was mainly driven by the trading portfolio, benefited from the volatility in the period, and by the gain of R$90 million from the sale of B3 shares.

Further details on page 16

Reduction of R$372 million in provision for loan losses, concentrated in the retail banking segment in Brazil. Additionally, in Latin America there was a reduction due to the higher provision made for large companies in Chile in the previous quarter.

Compared to the same period of the previous year, the provision for loan losses decreased R$1,281 million, in line with the improved credit quality of our portfolio.

Further details on pages 17-18

The decrease in commissions and fees and result from insurance operations in the quarter was mainly due to: (i) the decrease in credit card fees, due to the typical seasonality of the period, (ii) the decrease in revenues from financial advisory and brokerage services associated with the lower volume of operations in the 1Q18 and (iii) the decrease in result from insurance operations due to the positive effect of liability adequacy test from private pension plans in the previous quarter.

Compared to the same period of the previous year, revenues from credit card, asset management and current account services were the main drivers for higher commissions and fees.

Further details on pages 22-27

The decrease in non-interest expenses in the quarter is mainly driven by (i) the decrease in personnel expenses, mainly due to the lower level of employee terminations and labor claims, and (ii) decrease in administrative expenses, due to lower expenses on third-party services, data processing, telecommunications and advertising, which are seasonally lower in the first quarter.

Compared to the first quarter of 2017 the increase was 6.1%. Disregarding the operations from Citibank in Brazil and our Latin American operations the increase was 1.0%.

Further details on pages 28-29

Further details on page 29

¹ Result from insurance operations includes the result from insurance, pension plan and premium bonds, net of retained claims and selling expenses.

Itaú Unibanco Holding S.A.	11

Management Discussion & Analysis	Executive Summary

Highlights in 1Q18

Credit Portfolio with Financial Guarantees Provided and Corporate Securities

In the quarter, there was an increase in all portfolios for individuals, except for credit card loans, which is seasonally lower in the first quarter of the year, in addition to the increase in very small, small and middle market, both due to demand increase.

The reduction in the corporate portfolio is related to the deleveraging of this segment, however, it is worth mentioning that part of these credits has migrated to the capital markets.

In R$ billions, end of period	1Q18	4Q17	Δ	1Q17	Δ
Individuals	191.4	191.5	-0.1%	180.5	6.0%
Credit Card Loans	65.0	66.9	-2.9%	56.2	15.6%
Personal Loans	27.4	26.4	3.9%	26.3	4.2%
Payroll Loans [1]	44.7	44.4	0.6%	44.9	-0.4%
Vehicle Loans	14.3	14.1	1.7%	14.8	-3.1%
Mortgage Loans	40.0	39.7	0.7%	38.3	4.3%
Companies	225.0	226.9	-0.8%	236.6	-4.9%
Corporate Loans	162.0	165.1	-1.9%	176.6	-8.3%
Very Small, Small and Middle Market Loans [2]	63.0	61.9	1.9%	60.0	5.2%
Corporate Securities [3]	34.7	36.0	-3.7%	36.7	-5.4%
Total Brazil with Financial Guarantees Provided and Corporate	451.1	454.5	-0.7%	453.7	-0.6%
Latin America	150.0	145.6	3.0%	133.3	12.5%
Argentina	8.6	8.2	4.1%	7.1	21.4%
Chile	98.4	96.7	1.8%	87.4	12.5%
Colombia	27.4	25.8	6.0%	26.9	1.6%
Paraguay	6.8	6.3	6.6%	5.9	14.5%
Panama	1.1	0.8	33.1%	0.9	16.6%
Uruguay	7.8	7.8	1.0%	7.2	8.3%
Total with Financial Guarantees Provided and Corporate Securities	601.1	600.1	0.2%	587.0	2.4%
Total with Financial Guarantees Provided and Corporate Securities (ex-foreign exchange rate variation) [4]	601.1	604.3	-0.5%	603.8	-0.4%

(1) Includes operations originated by the institution and acquired operations. (2) Includes Rural Loans to Individuals. (3) Includes Debentures, Certificates of Real Estate Receivables (CRI) and Commercial Paper. (4) Calculated based on the conversion of the foreign currency portfolio (U.S. dollar and currencies of Latin America). Note: the Mortgage and Rural Loan portfolios from the companies segment are allocated according to the client’s size. Further details on pages 31 and 32.

This ratio remained stable from the previous quarter and decreased 30 bps from the same period of 2017.

In Brazil, it remained stable from the previous quarter, with reduction in individuals and very small, small and middle-market companies ratios, offset by the increase in the corporate segment, driven by the exposure to a specific client that last quarter was in the 15 to 90 days NPL and was already adequately provisioned.

In Latin America the increase in the quarter was mainly in the commercial portfolio in Chile and in the individuals portfolio in Colombia.

Further details on pages 19-21

Coverage ratio decreased 900 basis points from the previous quarter, due to the migration of a corporate client to the 90 days NPL, that last quarter was in the 15 to 90 days NPL and was already adequately provisioned.

Extended coverage ratio³ reached 96%, also affected by the migration of a specific corporate client to the 90 days NPL, showing that provisions are enough to cover possible renegotiated loans overdue, in addition to loans more than 90 days overdue.

Further details on pages 19-21

NPL Creation, which is the volume of loans overdue for more than 90 days in the quarter, was higher compared to the previous quarter, mainly in the Wholesale segment in Brazil, which increased in the quarter due to the exposure to a specific client in the corporate segment.

Further details on pages 19-21

¹ Includes units abroad ex-Latin America. ² Excludes Brazil. ³ Calculated by dividing the total allowance by the balance of operations more than 90 days overdue and renegotiated operations, excluding double counting of renegotiated operations more than 90 days overdue.

Itaú Unibanco Holding S.A.	12

Management Discussion & Analysis	Executive Summary

2018 Forecast

Basis for 2018 Forecast

We kept unchanged the ranges of our 2018 forecast. We present below the income statement that includes the result from Citibank’s operation in each of its accounts and its corresponding loan portfolio. This income statement is the basis for the 2018 forecast.

Managerial Income Statement - with Citibank

In R$ millions	2017
Managerial Financial Margin	68,510
Financial Margin with Clients	62,223
Financial Margin with the Market	6,287
Cost of Credit	(18,002)
Provision for Loan Losses	(19,105)
Impairment	(1,094)
Discounts Granted	(1,106)
Recovery of Loans Written Off as Losses	3,303
Net Result from Financial Operations	50,508
Other Operating Income/(Expenses)	(14,263)
Commissions and Fees	33,014
Result from Insurance, Pension Plan and Premium Bonds Operations	6,256
Non-interest Expenses	(47,045)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(6,489)
Income before Tax and Minority Interests	36,245
Income Tax and Social Contribution	(11,294)
Minority Interests in Subsidiaries	(71)
Recurring Net Income	24,879

Credit Portfolio - with Citibank

In R$ billions, end of period	4Q17
Individuals	191.5
Credit Card Loans	66.9
Personal Loans	26.4
Payroll Loans	44.4
Vehicle Loans	14.1
Mortgage Loans	39.7
Companies	226.9
Corporate Loans	165.1
Very Small, Small and Middle Market Loans	61.9
Corporate Securities	36.0
Total Brazil with Financial Guarantees Provided and Corporate Securities	454.5
Latin America	145.6
Argentina	8.2
Chile	96.7
Colombia	25.8
Paraguay	6.3
Panama	0.8
Uruguay	7.8
Total with Financial Guarantees Provided and	600.1
Corporate Securities

2018 Forecast

We kept unchanged the ranges of our 2018 forecast. We present below our 2018 forecast including the effect of Citibank’s operations.

	Consolidated	Brazil [1]

Total Credit Portfolio [2]	From 4.0% to 7.0%	From 4.0% to 7.0%

Financial Margin with Clients	From -0.5% to 3.0%	From -1.0% to 2.5%

Financial Margin with the Market	Between R$4.3 bn and R$5.3 bn	Between R$3.3 bn and R$4.3 bn

Cost of Credit [3]	Between R$12.0 bn and R$16.0 bn	Between R$10.5 bn and R$14.5 bn

Commissions and Fees and Result from Insurance Operations [4]	From 5.5% to 8.5%	From 6.5% to 9.5%

Non-Interest Expenses	From 0.5% to 3.5%	From 0.5% to 3.5%

Effective Tax Rate	From 33.5% to 35.5%	From 34.0% to 36.0%

1) Includes units abroad ex-Latin America; 2) Includes financial guarantees provided and corporate securities;

3) Includes Result from Loan Losses, Impairment and Discounts Granted; 4) Commissions and Fees (+) Income from Insurance, Pension Plan and Premium Bonds Operations (-) Expenses for Claims (-) Insurance, Pension Plan and Premium Bonds Selling Expenses.

Although the growth plans and projections of results presented above are based on management assumptions and information available in the market to date, these expectations involve inaccuracies and risks that are difficult to anticipate and there may be, therefore, results or consequences that differ from those anticipated. This information is not a guarantee of future performance. The use of these expectations should take into consideration the risks and uncertainties that involve any activities and that are beyond our control. These risks and uncertainties include, but are not limited to, our ability to perceive the dimension of the synergies projected and their timing, political and economic changes, volatility in interest and foreign exchange rates, technological changes, inflation, financial disintermediation, competitive pressures on products, prices and changes in tax legislation, among others.

Itaú Unibanco Holding S.A.	13